FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 7, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2014	2013	2014	2013
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,420,631	2,415,061	7,661,457	7,922,636
Cost of sales	4	(1,510,166)	(1,507,706)	(4,628,088)	(4,867,581)
Gross profit		910,465	907,355	3,033,369	3,055,055
Selling, general and administrative expenses	5	(480,103)	(439,191)	(1,487,200)	(1,444,085)
Other operating income (expense), net		3,243	(4,484)	2,488	(15,509)
Operating income		433,605	463,680	1,548,657	1,595,461
Finance Income	6	7,021	9,893	34,141	22,139
Finance Cost	6	(12,878)	(18,845)	(36,499)	(49,374)
Other financial results	6	2,293	(7,920)	41,757	(9,551)
Income before equity in earnings of non-consolidated companies and income tax		430,041	446,808	1,588,056	1,558,675
Equity in earnings of non-consolidated companies		10,003	9,884	43,191	33,950
Income before income tax		440,044	456,692	1,631,247	1,592,625
Income tax		(116,614)	(142,404)	(459,898)	(426,055)
Income for the period		323,430	314,288	1,171,349	1,166,570

Attributable to:
Owners of the parent		317,624	300,159	1,148,014	1,142,764
Non-controlling interests		5,806	14,129	23,335	23,806
		323,430	314,288	1,171,349	1,166,570
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.27	0.25	0.97	0.97
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.54	0.51	1.94	1.94

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Income for the period	323,430	314,288	1,171,349	1,166,570

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	162	-	4,590	-
Income tax on items that will not be reclassified	(61)	-	(1,226)	-
	101	-	3,364	-
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(137,240)	32,535	(125,928)	(8,276)
Change in value of available for sale financial instruments and cash flow hedges	(1,127)	(660)	(509)	4,559
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(50,129)	(8,431)	(37,623)	(56,210)
- Changes in the fair value of derivatives held as cash flow hedges	(29)	317	(933)	1,446
Income tax relating to items that may be reclassified	(275)	164	(242)	843

Other comprehensive (loss) income for the period, net of tax	(188,699)	23,925	(161,871)	(57,638)
Total comprehensive income for the period	134,731	338,213	1,009,478	1,108,932
Attributable to:
Owners of the parent	129,241	323,870	986,514	1,084,969
Non-controlling interests	5,490	14,343	22,964	23,963
	134,731	338,213	1,009,478	1,108,932

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2014		At December 31, 2013
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,963,906		4,673,767
Intangible assets, net	9	2,973,912		3,067,236
Investments in non-consolidated companies		893,046		912,758
Other investments		1,531		2,498
Deferred tax assets		240,457		197,159
Receivables		249,099	9,321,951	152,080	9,005,498
Current assets
Inventories		2,825,108		2,702,647
Receivables and prepayments		219,787		220,224
Current tax assets		148,775		156,191
Trade receivables		1,749,952		1,982,979
Available for sale assets		21,572		21,572
Other investments	10	2,159,928		1,227,330
Cash and cash equivalents	10	584,270	7,709,392	614,529	6,925,472
Total assets			17,031,343		15,930,970
EQUITY
Capital and reserves attributable to owners of the parent			12,922,781		12,290,420
Non-controlling interests			153,973		179,446
Total equity			13,076,754		12,469,866
LIABILITIES
Non-current liabilities
Borrowings		21,673		246,218
Deferred tax liabilities		700,336		751,105
Other liabilities		285,993		277,257
Provisions		73,097	1,081,099	66,795	1,341,375

Current liabilities
Borrowings		1,105,519		684,717
Current tax liabilities		341,697		266,760
Other liabilities		363,355		250,997
Provisions		28,404		25,715
Customer advances		139,711		56,911
Trade payables		894,804	2,873,490	834,629	2,119,729
Total liabilities			3,954,589		3,461,104
Total equity and liabilities			17,031,343		15,930,970

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the period	-	-	-	-	-	1,148,014	1,148,014	23,335	1,171,349
Currency translation adjustment	-	-	-	(125,307)	-	-	(125,307)	(621)	(125,928)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	3,363	-	3,363	1	3,364
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(1,000)	-	(1,000)	249	(751)
Share of other comprehensive income of non-consolidated companies	-	-	-	(37,623)	(933)	-	(38,556)	-	(38,556)
Other comprehensive (loss) income for the period	-	-	-	(162,930)	1,430	-	(161,500)	(371)	(161,871)
Total comprehensive income for the period	-	-	-	(162,930)	1,430	1,148,014	986,514	22,964	1,009,478
Acquisition of non-controlling interests	-	-	-	-	8	-	8	(148)	(140)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(48,289)	(402,450)
Balance at September 30, 2014	1,180,537	118,054	609,733	(569,674)	(304,320)	11,888,451	12,922,781	153,973	13,076,754

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the period	-	-	-	-	-	1,142,764	1,142,764	23,806	1,166,570
Currency translation adjustment	-	-	-	(8,433)	-	-	(8,433)	157	(8,276)
Hedge reserve, net of tax	-	-	-	-	5,402	-	5,402	-	5,402
Share of other comprehensive income of non-consolidated companies	-	-	-	(56,210)	1,446	-	(54,764)	-	(54,764)
Other comprehensive (loss) income for the period	-	-	-	(64,643)	6,848	-	(57,795)	157	(57,638)
Total comprehensive income for the period	-	-	-	(64,643)	6,848	1,142,764	1,084,969	23,963	1,108,932
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(18,642)	(372,803)
Balance at September 30, 2013	1,180,537	118,054	609,733	(381,474)	(318,001)	10,839,438	12,048,287	179,666	12,227,953

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2014 and 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of September 30, 2014 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2014	2013
Cash flows from operating activities		(Unaudited)
Income for the period		1,171,349	1,166,570
Adjustments for:
Depreciation and amortization	8 & 9	459,258	454,903
Income tax accruals less payments		78,146	64,612
Equity in earnings of non-consolidated companies		(43,191)	(33,950)
Interest accruals less payments, net		(31,205)	(29,902)
Changes in provisions		5,425	(2,404)
Changes in working capital		267,983	311,705
Other, including currency translation adjustment		(69,989)	(18,121)
Net cash provided by operating activities		1,837,776	1,913,413

Cash flows from investing activities
Capital expenditures	8 & 9	(714,367)	(569,841)
Advance to suppliers of property, plant and equipment		(50,652)	14,221
Investment in non-consolidated companies	12	(1,380)	-
Acquisition of subsidiaries	12	(27,157)	-
Net loan to non-consolidated companies	12	(10,725)	-
Proceeds from disposal of property, plant and equipment and intangible assets		8,223	19,383
Dividends received from non-consolidated companies		17,429	16,127
Changes in investments in short terms securities		(932,598)	(795,008)
Net cash used in investing activities		(1,711,227)	(1,315,118)

Cash flows from financing activities
Dividends paid	7	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(48,289)	(18,642)
Acquisitions of non-controlling interests		(140)	(7,768)
Proceeds from borrowings (*)		2,088,212	1,757,691
Repayments of borrowings (*)		(1,817,881)	(2,141,999)
Net cash used in financing activities		(132,259)	(764,879)

Decrease in cash and cash equivalents		(5,710)	(166,584)
Movement in cash and cash equivalents
At the beginning of the period		598,145	772,656
Effect of exchange rate changes		(9,251)	(19,919)
Decrease in cash and cash equivalents		(5,710)	(166,584)
At September 30,		583,184	586,153

		At September 30,
Cash and cash equivalents		2014	2013
Cash and bank deposits		584,270	603,141
Bank overdrafts		(1,086)	(16,988)
		583,184	586,153

(*) Mainly related to the renewal of short-term local facilities carried out during the nine-month period ending September 30, 2014 and 2013, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Other investments and Cash and cash equivalents
11	Contingencies, commitments and restrictions to the distribution of profits
12	Non consolidated companies and business combinations
13	Related party transactions
14	Fair value
15	Subsequent event

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on November 5, 2014.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2013. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in the risk management department or in any risk management policies since the year ended December 31, 2013.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

In 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, the Company recorded an income tax provision of $45.4 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries. As of September 30, 2014, the balance amounted to $20.3 million.

New accounting pronouncements have been issued after December 31, 2013 and relevant for Tenaris

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

2	Accounting policies and basis of presentation (Cont.)

New accounting pronouncements have been issued after December 31, 2013 and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

These standards are not effective for the financial year beginning January 1, 2014 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations

3          Segment Information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month ended September 30, 2014	Tubes	Other	Total

IFRS - Net Sales (*)	7,085,040	576,417	7,661,457

Management View - Operating income	1,476,196	22,751	1,498,947
· Differences in cost of sales and others	40,275	9,698	49,973
· Depreciation and amortization	(356)	93	(263)
IFRS - Operating income	1,516,115	32,542	1,548,657
Financial income (expense), net			39,399
Income before equity in earnings of non-consolidated companies and income tax			1,588,056
Equity in earnings of non-consolidated companies			43,191
Income before income tax			1,631,247

Capital expenditures	690,438	23,929	714,367
Depreciation and amortization	442,652	16,606	459,258

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month ended September 30, 2013	Tubes	Other	Total

Management View - Net Sales	7,332,503	550,053	7,882,556
· Sales of energy, surplus raw materials and others	-	40,080	40,080
IFRS - Net Sales	7,332,503	590,133	7,922,636
Management View - Operating income	1,523,543	77,161	1,600,704
· Differences in cost of sales and others	(11,957)	6,130	(5,827)
· Depreciation and amortization	720	(136)	584
IFRS - Operating income	1,512,306	83,155	1,595,461
Financial income (expense), net			(36,786)
Income before equity in earnings of non-consolidated companies and income tax			1,558,675
Equity in earnings of non-consolidated companies			33,950
Income before income tax			1,592,625
Capital expenditures	543,596	26,245	569,841
Depreciation and amortization	439,741	15,162	454,903

(*) In 2014, the company aligned the presentation of sales between Management and IFRS view.

In the nine-month period ended September 30, 2014, net income under management view amounted to $954.9 million, while under IFRS amounted to $1.171.3 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investments in non-consolidated companies.

3          Segment Information (Cont.)

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Nine-month ended September 30, 2014
Net sales	3,594,536	1,568,996	755,739	1,445,859	296,327	7,661,457
Capital expenditures	336,555	271,878	87,866	3,773	14,295	714,367
Depreciation and amortization	251,796	90,013	94,231	7,549	15,669	459,258

Nine-month ended September 30, 2013
Net sales	3,298,845	1,992,954	736,612	1,514,885	379,340	7,922,636
Capital expenditures	190,659	254,066	105,954	2,915	16,247	569,841
Depreciation and amortization	243,793	82,393	104,674	7,884	16,159	454,903

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Inventories at the beginning of the period	2,702,647	2,985,805

Plus: Charges of the period
Raw materials, energy, consumables and other	2,939,612	2,754,395
Increase in inventory due to business combinations	4,338	-
Services and fees	334,169	312,124
Labor cost	904,535	894,180
Depreciation of property, plant and equipment	273,952	274,849
Amortization of intangible assets	10,818	5,539
Maintenance expenses	162,689	160,374
Allowance for obsolescence	2,108	44,391
Taxes	14,353	3,867
Other	103,975	106,589
	4,750,549	4,556,308

Less: Inventories at the end of the period	(2,825,108)	(2,674,532)
	4,628,088	4,867,581

5           Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Services and fees	139,261	134,806
Labor cost	453,672	432,396
Depreciation of property, plant and equipment	15,134	13,956
Amortization of intangible assets	159,354	160,559
Commissions, freight and other selling expenses	448,771	445,862
Provisions for contingencies	27,610	24,034
Allowances for doubtful accounts	27,811	17,445
Taxes	117,488	124,071
Other	98,099	90,956
	1,487,200	1,444,085

6           Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2014	2013
	(Unaudited)

Interest Income	26,207	24,205
Interest from available-for-sale financial assets	3,261	-
Net result on changes in FV of financial assets at FVTPL	4,516	(2,066)
Net result on available-for-sale financial assets	157	-
Finance income	34,141	22,139
Finance Cost	(36,499)	(49,374)
Net foreign exchange transactions results (*)	59,094	16,221
Foreign exchange derivatives contracts results	(11,839)	3,636
Other	(5,498)	(29,408)
Other Financial results	41,757	(9,551)
Net Financial results	39,399	(36,786)

(*) For the nine month period ended September 30, 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities

7           Dividend distribution

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	4,673,767	4,434,970
Currency translation adjustment	(79,704)	(4,252)
Additions (*)	654,551	508,393
Disposals	(7,638)	(18,588)
Increase due to business combinations- consolidation of joint operations	12,430	1,554
Transfers	(414)	(1,339)
Depreciation charge	(289,086)	(288,805)
At September 30,	4,963,906	4,631,933

(*)The increase is mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

9              Intangible assets, net

(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	3,067,236	3,199,916
Currency translation adjustment	(1,863)	(399)
Additions	59,816	61,448
Increase due to business combinations	19,066	-
Transfers	414	1,339
Amortization charge	(170,172)	(166,098)
Disposals	(585)	(795)
At September 30,	2,973,912	3,095,411

10           Other investments and Cash and cash equivalents

	At September 30,	At December 31,
	2014	2013
Other investments	(Unaudited)
Fixed Income (time-deposits, zero coupon bonds, commercial papers)	936,006	639,538
Bonds and other fixed Income	784,870	513,075
Fund Investments	439,052	74,717
	2,159,928	1,227,330
Cash and cash equivalents
Cash at banks	147,289	123,162
Liquidity funds	270,767	95,042
Short – term investments	166,214	396,325
	584,270	614,529

11           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect the results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

■	Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $355 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment.

On December 24, 2013, the company received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment,  is for an estimated amount, as of September 30, 2014, of EUR248 million (approximately $312 million), comprising principal interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of the second tax assessment will result in a material obligation.

■	Companhia Siderúrgica Nacional (CSN) - Lawsuit

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is expected that the court of appeals will issue its judgment on the appeal within two years of the date hereof. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)
Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

■
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of September 30, 2014, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $339 million.

■
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $56 million.

■
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $490 million related to the investment plan to expand Tenaris’s US operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas.

Restrictions to the distribution of profits and payment of dividends

As of September 30, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	Unaudited
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the period ended September 30, 2014	21,523,711
Total equity in accordance with Luxembourg law	23,432,035

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2014, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At September 30, 2014, distributable amount under Luxembourg law totals $22.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)	Unaudited
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the period ended September 30, 2014	(21,317)
Dividends approved	(354,161)
Retained earnings at September 30, 2014 under Luxembourg law	21,523,711
Share premium	609,733
Distributable amount at September 30, 2014 under Luxembourg law	22,133,444

12           Non-consolidated companies and business combinations

a)	Ternium

At September 30, 2014, the closing price of the Ternium’s ADSs as quoted on the New York Stock Exchange was $24.05 per ADS, giving Tenaris’s ownership stake a market value of approximately $552.5 million. At September 30, 2014, the carrying value of Tenaris’s ownership stake in Ternium was approximately $606.2 million.

12           Non-consolidated companies and business combinations (Cont.)

b)	Usiminas

At September 30, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL6.64 (approximately $2.71) per share, giving Tenaris’s ownership stake a market value of approximately $67.7 million. At September 30, 2014, the carrying value of Tenaris’s ownership stake in Usiminas, was approximately $283.6 million. This amount includes goodwill and other tangible and intangible assets allocated in the purchase price for $42.0 million and $66.6 million, respectively.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas cash flow projections, which include: iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market.

Many of the above mentioned drivers of Usiminas recoverable value estimation showed a high degree of volatility during the third quarter of 2014 and as of the release of these financial statements. Brazil’s recently held presidential elections were one of the main causes of this volatility, as the runners-up to Brazil’s presidency were perceived as having significantly different economic policy views, creating a high level of uncertainty regarding the country’s future macro-economic environment.

Since the  acquisition of its investment in Usiminas and up to September 30, 2014, Tenaris reduced the carrying value of the investment by 44% through impairment charges, currency translation adjustments (“CTA”) due to the devaluation of the Brazilian currency against the US dollar and the results of the company. In the third quarter of 2014, the value of the investment in Usiminas declined by $33.7 million, mainly through CTA.

Under this volatile and uncertain environment, the Company reviewed its value in use calculation with the information currently available and based on the long term potential and prospects of Usiminas, and determined no need for an impairment charge. Nevertheless, during the following months, Tenaris will closely follow the newly elected Brazilian government’s changes to economic policy, if any, together with the Brazilian Real exchange rate expectations, and will evaluate their impact in the drivers of Usiminas recoverable value. These matters could lead to further reductions in the carrying value of Tenaris investment in Usiminas, either through CTA or impairment charges.

c)	Investment in Power Plant - Techgen, S.A. de C.V. (“Techgen”)

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

Tenaris is acting as a guarantor on different agreements and contracts entered by Techgen in relation with:

■
Gas transportation capacity starting on June 1, 2016 and ending on May 31, 2036, for which Tenaris has provided a guarantee in connection with these agreements of $63 million, corresponding to the 22% of the outstanding value as of September 30, 2014.

■
Purchase of power generation equipment and other services related to the equipment, for which Tenaris has provided a guarantee in connection with stand-by letters of credit issued by Techgen of an amount of $10.4 million.

■
An obligation of Techgen under a syndicated loan between with several banks. Tenaris issued a Corporate Guarantee covering 22% of the loan agreement that amounted to $800 million. When the loan is fully disbursed, the amounts guaranteed by Tenaris will be approximately $176 million.

12           Non-consolidated companies and business combinations (Cont.)

Business combinations

In September 2014, Tenaris acquired 100% of the shares of Socobras Participações Ltda., that owned the remaining 50% of  “Socotherm Brasil S.A.” (mainly assets acquired are PPE for $12.4 million, inventories for $4.3 million and cash and cash equivalents for $1.5 million), for a purchase price of $28.7 million. Net assets acquired amount to $9.6 million.

Had the transaction been consummated on January 1, 2014, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedures, once completed, certain modifications to the value attributed to the assets and liabilities acquired may be required.

13           Related party transactions

As of September 30, 2014:

■	San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

■	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

■	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

■	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
		2014	2013
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	19,943	27,120
	Sales of goods to other related parties	76,968	89,384
	Sales of services to non-consolidated parties	7,131	12,419
	Sales of services to other related parties	2,340	4,076
		106,382	132,999

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	204,937	240,681
	Purchases of goods to other related parties	27,327	11,620
	Purchases of services to non-consolidated parties	23,707	49,838
	Purchases of services to other related parties	65,648	82,864
		321,619	385,003

	(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
		2014	2013
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	51,816	30,416
	Receivables from other related parties	39,554	30,537
	Payables to non-consolidated parties	(39,951)	(33,503)
	Payables to other related parties	(30,078)	(8,323)
		21,341	19,127

14           Fair Value

■	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of September 30, 2014 and December 31, 2013:

September 30, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	584,270	-	-	584,270
Other investments	1,337,769	822,159	1,531	2,161,459
Derivatives financial instruments	-	9,400	-	9,400
Available for sale assets	-	-	21,572	21,572
Total	1,922,039	831,559	23,103	2,776,701
Liabilities
Derivatives financial instruments	-	14,707	-	14,707
Total	-	14,707	-	14,707

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	-	-	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	-	9,273	-	9,273
Available for sale assets	-	-	21,572	21,572
Total	1,480,911	370,221	24,070	1,875,202
Liabilities
Derivatives financial instruments	-	8,268	-	8,268
Total	-	8,268	-	8,268

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

14           Fair Value (Cont.)

■	Measurement (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

■	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.9% and 100.8% of its carrying amount including interests accrued as of September 30, 2014 and 2013, respectively. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.3% and 0.2% in the fair value of borrowings as of September 30, 2014 and 2013, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15           Subsequent event

Interim dividend payment

On November 5, 2014, the Company’s board of directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, payable on November 27, 2014, with and ex-dividend date of November 24, 2014.

Edgardo Carlos
Chief Financial Officer